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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                             Align Technology, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    016255101
                         ------------------------------
                                 (CUSIP Number)

                                December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     /_/ Rule 13d-1(b)

     /_/ Rule 13d-1(c)

     /X/ Rule 13d-1(d)


  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                               Page 1 of 11 pages


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  CUSIP NO. 016255101              13G
           ------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      QuestMark Partners, L.P.
      52-2142877
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) / /
                                                                (b) /X/

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
 NUMBER OF                2,060,317

 SHARES            -----------------------------------------------------------
                               SHARED VOTING POWER
 BENEFICIALLY        6

 OWNED BY                 0
                   -----------------------------------------------------------
 EACH                     SOLE DISPOSITIVE POWER
                     7
 REPORTING                2,060,317

 PERSON            -----------------------------------------------------------
                            SHARED DISPOSITIVE POWER
 WITH                8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      2,060,317
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                             /X/
 ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      4.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12

      PN
------------------------------------------------------------------------------

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           NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      QuestMark Partners Side Fund, L.P.
      52-2142894
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) / /
                                                                (b) /X/

--------------------------------------------------------------------------------
      SEC USE ONLY
 3


--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
 NUMBER OF                364,972

 SHARES            -------------------------------------------------------------
                               SHARED VOTING POWER
 BENEFICIALLY        6

 OWNED BY                 0
                   -------------------------------------------------------------
 EACH                     SOLE DISPOSITIVE POWER
                     7
 REPORTING                364,972

 PERSON            -------------------------------------------------------------
                            SHARED DISPOSITIVE POWER
 WITH                8
                          0
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      364,972
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                             /X/
 -------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      0.8%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12

      PN

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NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      QuestMark Advisers, LLC
      52-2128811
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) / /
                                                                (b) /X/
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Maryland
--------------------------------------------------------------------------------
                        SOLE VOTING POWER
                     5
 NUMBER OF              2,425,289 shares of which 2,060,317 shares are
                        directly held by QuestMark Partners, L.P. and 364,972 shares are directly held by QuestMark Partners Side
                        Fund,L.P.

 SHARES            -------------------------------------------------------------
                        SHARED VOTING POWER
 BENEFICIALLY        6

 OWNED BY                 0
                   -------------------------------------------------------------
 EACH                   SOLE DISPOSITIVE POWER
                     7
 REPORTING              2,425,289 shares of which 2,060,317 shares are directly
                        held by QuestMark Partners, L.P. and 364,972 shares are directly held by QuestMark Partners Side Fund,L.P.

 PERSON            -------------------------------------------------------------
                            SHARED DISPOSITIVE POWER
 WITH                8
                          0
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      2,425,289
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                             [X]
 -------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      5.1%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN

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Item 1

     (a) Name of Issuer:
         --------------
         Align Technology, Inc.

     (b) Address of Issuer's Principal Executive Offices:
         -----------------------------------------------
         851 Martin Avenue
         Santa Clara, CA  95050

Item 2

     (a) Name of Person Filing:
         ---------------------
           (i)QuestMark Partners, L.P. is a Delaware limited partnership. The name of the general partner for QuestMark Partners, L.P. is QuestMark Advisers, LLC, a Maryland limited liability company. The voting members of QuestMark Advisers, LLC are Benjamin S. Schapiro, Thomas Hitchner, Invus C.V., QuestMark Executive Partners, LLLP, Schapiro Family 1999 Trust, Irrevocable Trust for Anna L. Hitchner and Irrevocable Trust for Cara R. Hitchner. The business address of each of these entities and persons is c/o QuestMark Partners, L.P.,1 South Street, Baltimore, Maryland 21202.

           (ii)QuestMark Partners Side Fund, L.P. is a Delaware limited partnership. The name of the general partner for QuestMark Partners Side Fund, L.P. is QuestMark Advisers, LLC, a Maryland limited liability company. The voting members of QuestMark Advisers, LLC are Benjamin S. Schapiro, Thomas Hitchner, Invus C.V., QuestMark Executive Partners, LLLP, Schapiro Family 1999 Trust, Irrevocable Trust for Anna L. Hitchner and Irrevocable Trust for Cara R. Hitchner. The business address of each of these entities and persons is c/o QuestMark Partners, L.P.,1 South Street, Baltimore, Maryland 21202.

           (iii)QuestMark Advisers, LLC is a Maryland limited liability company. The voting members of QuestMark Advisers, LLC are Benjamin S. Schapiro, Thomas Hitchner, Invus C.V., QuestMark Executive Partners, LLLP, Schapiro Family 1999 Trust, Irrevocable Trust for Anna L. Hitchner and Irrevocable Trust for Cara R. Hitchner. The business address of each of these entities and persons is c/o QuestMark Partners, L.P.,1 South Street, Baltimore, Maryland 21202.

     (b) Address of Principal Business Office or, if None, Residence:
         -----------------------------------------------------------
         1 South Street, Suite 800
         Baltimore, MD 21202

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     (c) Citizenship:
         -----------
            (i) QuestMark Partners, L.P. is a Delaware limited partnership.
              QuestMark Advisers, LLC is a Maryland limited liability company. The members of QuestMark Advisers, LLC are all citizens of the United States.

            (ii) QuestMark Partners Side Fund, L.P. is a Delaware limited
              partnership.   QuestMark Advisers, LLC is a Maryland limited
              liability company. The members of QuestMark Advisers, LLC are all citizens of the United States.

            (iii) QuestMark Advisers, LLC is a Maryland limited liability company. The members of QuestMark Advisers, LLC are all citizens of the United States.

     (d) Title of Class of Securities:
         ----------------------------
         Common Stock

     (e) CUSIP Number:
         ------------
         016255101

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or
        --------------------------------------------------------
        13d-2(b) or (c), Check Whether the Person Filing is a:
        -----------------------------------------------------

     (a) [_]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b) [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c) [_]  Insurance company as defined in Section 3(a)(19) of the Exchange
              Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e) [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).


     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j) [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

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Item 4. Ownership
        ---------

      QuestMark Partners, L.P.

     (a)  Amount beneficially owned: 2,060,317 (1)

     (b)  Percent of class: 4.3%

     (c)  Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote: 2,060,317

          (ii)  shared power to vote or to direct the vote: 0

          (iii) sole power to dispose or to direct the disposition of: 2,060,317

          (iv)  shared power to dispose or to direct the disposition of:  0


      QuestMark Partners Side Fund, L.P.

     (a)  Amount beneficially owned: 364,972 (1)

     (b)  Percent of class: 0.8%

     (c)  Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote: 364,972

          (ii)  shared power to vote or to direct the vote: 0

          (iii) sole power to dispose or to direct the disposition of: 364,972

          (iv)  shared power to dispose or to direct the disposition of:  0


      QuestMark Advisers, LLC

     (a)  Amount beneficially owned: 2,425,289 (1)

     (b)  Percent of class: 5.1%

     (c)  Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote: 2,425,289

          (ii)  shared power to vote or to direct the vote: 0

          (iii) sole power to dispose or to direct the disposition of: 2,425,289

          (iv)  shared power to dispose or to direct the disposition of:  0

     (1) The figures for the amounts beneficially owned by QuestMark Partners, L.P., QuestMark Partners Side Fund, L.P. and QuestMark Advisers, LLC do not include 32,100 shares held by the members of QuestMark Advisers, LLC, the

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     general partner of QuestMark Partners, L.P. and QuestMark Partners
     Side Fund, L.P. QuestMark Partners, L.P., QuestMark Partners Side Fund, L.P. and QuestMark Advisers, LLC disclaim beneficial ownership of such shares of Common Stock held by the members of QuestMark Advisers, LLC. Each of QuestMark Partners, L.P., QuestMark Partners Side Fund, L.P. and QuestMark Advisers, LLC disclaims the existence of a group with respect to the Common Stock of the issuer. Each of QuestMark Partners, L.P. and QuestMark Partners Side Fund, L.P. disclaims beneficial ownership of the shares of Common Stock owned by the other.

Item 5.  Ownership of Five Percent or Less of a Class
         --------------------------------------------

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [_]


Item 6.  Ownership of More than Five Percent on Behalf of Another Person
         ---------------------------------------------------------------

         Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the
         ----------------------------------------------------------------------
         Security Being Reported on by the Parent Holding Company
         --------------------------------------------------------

         Not applicable.

Item 8.  Identification and Classification of Members of the Group
         ---------------------------------------------------------

         Not applicable.

Item 9.  Notice of Dissolution of a Group
         --------------------------------

         Not applicable.

Item 10. Certification
         -------------

         Not applicable.

                                    SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, QuestMark Partners, L.P., QuestMark Partners Side Fund, L.P. and QuestMark Advisers, LLC certify that the information set forth in this statement is true, complete and correct.

                                           QuestMark Partners, L.P.
                                           By:  QuestMark Advisers, LLC



                                            By:   /s/ Timothy L. Krongard
                                            Name: Timothy L. Krongard
                                            Title: Treasurer

                                           QuestMark Partners Side Fund, L.P.
                                           By:  QuestMark Advisers, LLC



                                            By:   /s/ Timothy L. Krongard
                                            Name: Timothy L. Krongard
                                            Title: Treasurer


                                           QuestMark Advisers, LLC



                                            By:   /s/ Timothy L. Krongard
                                            Name: Timothy L. Krongard
                                            Title: Treasurer
Date:  February 27, 2002

                                    EXHIBIT A

                             JOINT FILING AGREEMENT


      In accordance with Rule 13d-1 under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them on a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Align Technology, Inc. and that this Agreement be included as an Exhibit to such joint filing.

      IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 28th day of February, 2002.

                                           QuestMark Partners, L.P.
                                           By:  QuestMark Advisers, LLC



                                            By:   /s/ Timothy L. Krongard
                                            Name: Timothy L. Krongard
                                            Title: Treasurer

                                           QuestMark Partners Side Fund, L.P.
                                           By:  QuestMark Advisers, LLC



                                            By:   /s/ Timothy L. Krongard
                                            Name: Timothy L. Krongard
                                            Title: Treasurer



                                           QuestMark Advisers, LLC



                                            By:   /s/ Timothy L. Krongard
                                            Name: Timothy L. Krongard
                                            Title: Treasurer